MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE SECOND QUARTER ENDED JUNE 30, 2021

The following management's discussion and analysis ("MD&A"), which is dated as of August 11, 2021, provides a review of the activities, results of operations and financial condition of Loncor Gold Inc. (the "Company" or "Loncor") as at and for the three and six month periods ended June 30, 2021, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and six month periods ended June 30, 2021 (the "Second Quarter Financial Statements"), together with the MD&A and audited consolidated financial statements as at and for the year ended December 31, 2020 (the "Annual Financial Statements").  As the Company's consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company's annual report on Form 20-F dated March 31, 2021, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, potential mineral resource increases, exploration results, future drilling and other future exploration, potential mineral resources, undertaking a Preliminary Economic Assessment, potential mineralization and future plans and objectives of the Company) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that drilling programs will be delayed, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, activities of the Company may be adversely impacted by the continued spread of COVID-19, the possibility that future exploration (including drilling) results will not be consistent with the Company's expectations, changes in equity markets, changes in gold prices, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), fluctuations in currency exchange rates, inflation, political developments in the Democratic Republic of the Congo (the "DRC"), changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data, and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be placed on such statements due to the inherent uncertainty therein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001- 35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

General

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the DRC.  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 3.466 million ounces of gold (42.996 million tonnes grading 2.51 g/t Au), with 84.68% of this resource being attributable to Loncor via its 84.68% interest in the Imbo Project.  Loncor is currently carrying out a drilling program at the Adumbi deposit with the objective of outlining additional mineral resources.  The Makapela Project (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

The Company also has, through a DRC subsidiary or under option from third parties, 46 mineral exploration permits with respect to properties in North Kivu province of the DRC. All of the 46 North Kivu exploration permits are currently under force majeure due to the poor security situation in North Kivu province.

In July 2021, the Company closed a non-brokered private placement of 7,850,000 units of the Company (the "B-Units") at a price of Cdn$0.70 per B-Unit for gross proceeds of Cdn$5,495,000 (the "Financing"). Each B-Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "B-Warrant") of the Company, with each B-Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.95 for a period of 12 months following the closing date of the issuance of the B-Units. The Company intends to use the proceeds from the Financing for continued exploration and development of the Company's Imbo Project, including additional drilling and funding of a Preliminary Economic Assessment ("PEA"), and for general corporate purposes.

In a press release dated June 17, 2021, the announced that it has awarded the PEA relating to the Company's Imbo Project to SENET and Minecon Resources and Services Limited ("Minecon"). The focus of the PEA will be on the Adumbi deposit. has been deposit. SENET will assist in the metallurgical testwork as well as undertaking mineral processing plant design and flowsheet and project infrastructure including water, power, tailings dam facility and the associated determination of capital and operating costs. Minecon, which has been undertaking geological and mineral resource assistance to the Company since late 2019, will be responsible for the geological, mineral resource, mining and environmental studies of the PEA including mining capital and operating costs.

On June 11, 2021, the Company filed on SEDAR an updated National Instrument 43-101 technical report relating to the Company's Imbo Project, in particular, the increased gold mineral resource estimate for the Adumbi deposit found within the Imbo Project reported in the Company's April 27, 2021 press release. This technical report, which was prepared by Minecon Resource and Services Limited, has an effective date of April 27, 2021 and is entitled "Updated Resource Statement and Independent National Instrument 43-101 Technical Report, Imbo Project, Ituri Province, Democratic Republic of the Congo".

In June  2021, the Company changed its name from Loncor Resources Inc. to Loncor Gold Inc. to better brand Loncor's business as a gold exploration company. Loncor's common shares commenced trading on the Toronto Stock Exchange ("TSX") under the new name at the opening of trading on Thursday, June 10, 2021. The Company's trading symbol on the TSX remained "LN".

In May 2021, the Company announced that Barrick Gold has informed Loncor that it will not be continuing exploration on the Loncor/Barrick joint venture ground (which ground covered approximately 2,000 square kilometers of the Ngayu greenstone belt) . Loncor will be assessing the results of the Barrick joint venture program to determine whether further exploration by Loncor on the joint venture ground is warranted. In particular, the Mongaliema target, which is only seven kilometres from Loncor's Makapela deposit, will be further explored by Loncor especially as this promising target has not been drilled by Barrick. Mongaliema will be evaluated to determine whether it has the resource potential to be combined with the nearby Makapela deposit. The high grade of the Makapela deposit also affords the potential for this resource to be transported to a central processing facility at Adumbi.

In April 2021, the Company announced a 44% increase in mineral resources at its Adumbi deposit in the Imbo Project (see Company press release dated April 27, 2021).  Compared to the inferred mineral resource of 2.19 million ounces of gold (28.97 million tonnes grading 2.35 g/t Au) outlined in April 2020 (see Company press release dated April 17, 2020), further drilling has now increased the Adumbi inferred mineral resource by 44% to 3.15 million ounces of gold (41.316 million tonnes grading 2.37 g/t Au), constrained within a US$1,500 open pit shell.  84.68% of this inferred mineral resource is attributable to Loncor via its 84.68% interest in the Imbo Project.  This mineral resource assessment was undertaken by the Company's independent geological consultants Minecon Resources and Services Limited.  The updated estimate for Adumbi was based on the additional drilling and a review of the Adumbi deposit including remodelling, grade and considering the CIM requirement for mineral resources to have "reasonable prospects for economic extraction".

From November 2020 to July 2021, the Company announced assay results from its drilling program at its Adumbi deposit within its 84.68% owned Imbo Project. Reference is made to the Company's July 12, 2021, May 25, 2021, March 25, 2021, March 4, 2021, February 18, 2021, January 5, 2021, December 22, 2020 and November 30, 2020 press releases for details of drilling results reported.

In a press release dated February 24, 2021, the Company announced that recent soil geochemical results have outlined four significant, undrilled mineralised trends at its 84.68%-owned Imbo Project. The focus of greenfields exploration by Loncor is at Imbo East, along trend to the southeast from the Adumbi, Kitenge and Manzako deposits previously delineated in the northwest of the 122 square kilometre project area. Analytical results have been received for all soil samples from the completed 5.4 kilometre by 2.3 kilometre grid, east of the Imbo River where soil samples were collected every 40 metres on lines 160 metres apart. Geological mapping, soil geochemical, rock chips and channel sampling of old colonial trenches and artisanal workings have outlined four significant mineralised trends - Esio Wapi, Museveni, Mungo Iko and Paradis - approximately 8 to 10 kilometres southeast of the Adumbi deposit. Additional infill soil sampling, augering and channel sampling will be undertaken at Esio Wapi, Paradis, Museveni and Mungo Iko to better define these mineralised trends prior to outlining drill targets.

In February 2021, the Company closed a non-brokered private placement financing, involving the issue of 11,500,000 units of the Company (the "A-Units") at a price of Cdn$0.50 per A-Unit for gross proceeds of Cdn$5,750,000. Each A-Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, an "A-Warrant") of the Company, with each A-Warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of Cdn$0.75 for a period of 12 months following the closing date of the issuance of the A-Units. A total of 1,400,000 of the A-Units were purchased by certain insiders of the Company. The uses of proceeds from this financing were for continued exploration and development of the Company's Imbo Project and for general corporate purposes.

In November 2020, the Company announced that it had entered into two new agreements with its then joint venture partner Barrick Gold (DRC) Limited relating to the Loncor/Barrick joint venture in the Ngayu greenstone belt.

In October 2020, the Company announced that it commenced drilling on its 84.68% owned Imbo Project. The objective of the drilling program is to increase mineral resources at the Adumbi deposit. The initial holes targeted mineralized zones within the open pit shell where closer spaced holes were required to outline additional resources. After the initial holes, the focus of the drilling is on outlining additional resources below the pit shell where the gold mineralization remains open at depth over a strike length of over 600 metres.

In September 2020, the Company announced that recent exploration results have outlined a number of significant, undrilled mineralised trends at its 84.68%-owned Imbo Project. Reference is made to the Company's September 21, 2020 press release for details of sampling results reported at the Esio Wapi, Paradis and Museveni prospects located in the eastern part of the Imbo Project.

Also in September 2020, the Company reported that its subsidiary, Adumbi Mining, was restructured as per the requirements of the OHADA (Organization for the Harmonization of Business Law in Africa) Uniform Act relating to commercial companies.  OHADA Uniform Acts provide for a system of common business laws which have been adopted by seventeen West and Central African countries, including the DRC.  The restructuring resulted in Loncor increasing its interest in Adumbi Mining to 84.68%, minority shareholders holding 5.32% and the DRC 10%.  The DRC was allocated 10% in accordance with the requirements of the new DRC Mining Code enacted in 2018.  Also, as a result of the restructuring, Adumbi Mining will now operate as "Adumbi Mining S.A." rather than Adumbi Mining SARL.

In a press release dated September 2, 2020, the Company reported that its common shares are now quoted on the Frankfurt Stock Exchange under the trading symbol LO51.

In August 2020, the Company completed a private placement of 10,000,000 common shares of the Company at a price of Cdn$0.50 per share for gross proceeds of Cdn$5,000,000.  A total of 3,390,000 of these shares were purchased by certain insiders of the Company. The uses of proceeds from this financing were for the drill program on the Adumbi deposit at the Company's Imbo Project and for general corporate purposes.

In a press release dated June 24, 2020, the Company announced that its subsidiary, Adumbi Mining, had entered into a joint venture agreement with Barrick for two exploitation permits held by Adumbi Mining covering ground contiguous to the Company's Imva area within the Ngayu greenstone belt in the northeast of the DRC.

Also in June 2020, the Company announced that Barrick had commenced its core drilling program on several priority gold targets within the Ngayu greenstone belt pursuant to the then Loncor/Barrick joint venture. Since entering into the first JV agreement with Loncor in January 2016, Barrick had conducted various exploratory programs to define drill targets, targets that offered the early potential of attaining "Tier 1" status.

The Company also provided an update in June 2020 of exploration activities by Loncor at Loncor's Imbo Project.

In a press release dated June 10, 2020, the Company announced that it has filed on SEDAR an independent National Instrument 43-101 technical report relating to the Company's Imbo Project, in particular, the updated gold mineral resource estimates for the Imbo Project reported in the Company's April 17, 2020 press release (which update resulted in a 49% increase in mineral resources at the Imbo Project).  The technical report, which was prepared by Minecon Resources and Services Limited, has an effective date of April 17, 2020 and is entitled "Independent National Instrument 43-101 Technical Report on the Imbo Project, Ituri Province, Democratic Republic of the Congo".

In March 2020, the Company announced that it had acquired an additional 5.04% of its subsidiary Adumbi Mining pursuant to a private transaction with one of the former minority shareholders of Adumbi Mining.  This acquisition increased the Company's interest in Adumbi Mining from 71.25% to 76.29% (this interest was subsequently increased to 84.68% as set out above).

In February 2020, the Company completed a private placement of 6,000,000 common shares of the Company at a price of Cdn$0.40 per share for gross proceeds of Cdn$2,400,000. The use of proceeds from this financing was general corporate purposes. A total of 1,790,000 of the said shares were purchased by certain insiders of the Company, including Mr. Kondrat, who is Chief Executive Officer and a director of the Company and who purchased 1,440,000 of the said shares.

Qualified Person

Peter N. Cowley, a director and President of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Reports

Additional information with respect to the Company's Imbo Project (which includes the Adumbi deposit) is contained in the technical report of Minecon Resources and Services Limited dated April 27, 2021 and entitled "Updated Resource Statement and Independent National Instrument 43-101 Technical Report, Imbo Project, Ituri Province, Democratic Republic of the Congo". A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional information with respect to the Company's Makapela Project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo". A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Results of Operations

For the three and six months ended June 30, 2021, the Company reported a net loss of $708,017 and $1,540,205 respectively, compared to a net loss of $437,698 and $1,102,392 for the respective three and six month periods ended June 30, 2020. Expenses capitalized to mineral properties are discussed under the "Exploration and Evaluation Expenditures" section below. Significant changes occurred during the three and six month periods ended June 30, 2021 in the expense categories described below as compared to the three and six month periods ended June 30, 2020:

Consulting, management and professional fees

Consulting, management and professional fees were $148,664 and $275,698 during the respective three and six month periods ended June 30, 2021 as compared to $179,707 and $359,653 incurred during the respective comparative periods in 2020. Professional fees (which were mainly legal fees) and consulting fees decreased due to the Company's decrease in general corporate activities during the first two quarters of 2021 as compared to the same periods in 2020.

Employee benefits

The Company's employee benefits expense increased to $231,563 and $663,345 for the respective three and six month periods ended June 30, 2021 as compared to $153,282 and $272,849 incurred during the respective corresponding periods in 2020. The increase in costs was mainly due to an increase in employees and their related costs and bonus payments at head office during the first half of 2021 compared to the first half of 2020.

Office and sundry

For the three and six month periods ended June 30, 2021, office and sundry expenses increased to $52,492 and $148,539 respectively, compared to $26,856 and $67,473  for the respective three and six month periods ended June 30, 2020, mainly due to an  increase in filing and other financing associated fees over the comparative period.

Share-based payments

Share-based payment expenses were $327,586 and $439,808 during the respective three and six-month periods ended June 30, 2021, compared to $12,348 and $239,253 incurred during the respective comparative periods in 2020. The increase in share-based payments was related to new stock options issued to employees, directors, officers and consultants of the Company in the first half of 2021.

Travel and promotion

The Company incurred travel and promotion expenses of $50,062 and $81,089 during the respective three and six month periods ended June 30, 2021, compared to $11,877 and $132,928 incurred during the respective corresponding periods in 2020, as a result of Covid-19 related travel restrictions as well as fewer promotional activities during  2021.

Foreign exchange gain (loss)

The Company recorded a foreign exchange gain of $26,379 and $35,252 during the respective three and six-month periods ended June 30, 2021, compared to a foreign exchange loss of $33,519 and a foreign exchange gain of $631 for the respective corresponding periods in 2020. This change was due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest and other income

The Company recognized other income of $126,636 and $140,682 for the three and six month periods ended June 30, 2021, compared to $37,672 and $53,383 for the respective corresponding periods in 2020. This increase was primarily due to the 2021 recognition of Harmonized Sales Tax recoveries of $112,137 during the second quarter of 2021, corresponding to previous years' purchases. Interest and other income also included the sub-lease income being recorded on the right-of-use lease asset. As well, during the second quarter of 2020, as a result of COVID-19, the Company qualified for an amount of $22,328 under the Canada Emergency Wage Subsidy (CEWS) program, which was recorded as other income in the interim condensed consolidated statements of loss and comprehensive loss.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the second quarter of 2021. This financial information has been prepared using accounting policies consistent with International Accounting Standards ("IAS") 34 Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"). The Company's presentation and functional currency is the United States dollar.

	2021	2021	2020	2020
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter

Net loss	($708,017)	($832,188)	($524,089)	($617,079)
Net loss per share	$ (0.01)	$ (0.01)	$ (0.00)	$ (0.01)

	2020	2020	2019	2019
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter

Net loss	($437,698)	($664,694)	($843,372)	($356,304)
Net loss per share	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)

The Company's net loss for the second quarter of 2021 decreased to $708,017 compared to the net loss of $832,188 incurred during the first quarter of 2021. The decrease in the net loss was mainly due to a decrease of $200,219 in employee benefits, a decrease of $43,555 in office and sundry, and an increase in interest and other income of $112,590. This was offset by an increase of $215,364 in share-based payments, an increase of $21,630 in consulting, management and professional fees as well as an increase of $20,115 in travel and promotions during the second quarter of 2021 compared to the first quarter of 2021.

The Company's net loss for the first quarter of 2021 increased to $832,188 compared to the net loss of $524,089 incurred during the fourth quarter of 2020. The increase in the net loss was mainly due to an increase of $286,799 in employee benefits, an increase of $80,056 in share- based payments and an increase of $77,183 in office and sundry, offset by a decrease of $125,993 in consulting, management and professional fees as well as by a gain of $30,480 on derivative financial instruments during the first quarter of 2021 compared to the fourth quarter of 2020.

The Company's net loss for the fourth quarter of 2020 decreased to $524,089 compared to a net loss of $617,079 during the third quarter. The decrease in net loss was mainly due to a decrease of $33,124 in consulting, management and professional fees, a decrease of $61,866 in travel and promotion as well as a decrease of $23,122 in office and sundry expenses during the fourth quarter of 2020 compared to the third quarter of 2020.

The Company's net loss for the third quarter of 2020 increased to $617,079 compared to a net loss of $437,698 during the second quarter of 2020. The increase in loss was mainly due to an increase of $106,444 in consulting fees and an increase of $72,281 in shareholder information and promotion costs.

The Company's net loss for the second quarter of 2020 decreased to $437,698 compared to a net loss of $664,694 during the first quarter of 2020. The decrease in net loss was mainly due to a decrease of $109,174 in travel and promotion and $214,557 in share-based payments, which was offset by an increase of $67,669 in foreign exchange loss and the gain of $31,888 on derivative financial instruments during the during the first quarter of 2020 as compared to the second quarter of 2020.

The Company's net loss for the first quarter of 2020 decreased to $664,694 compared to a net loss of $843,372 during the fourth quarter of 2019. The decrease in net loss was mainly due to a decrease of $412,344 in consulting, management and professional fees offset by an increase of $110,852 in travel and promotion, an increase of $87,498 in share-based payments as well as a loss of $48,838 on derivative financial instruments during the during the first quarter of 2020 compared to the fourth quarter of 2019.

The Company's net loss for the fourth quarter of 2019 increased to $843,372 compared to a net loss of $356,304 during the third quarter. The increase in net loss was mainly due to an increase of $592,290 in consulting, management and professional fees mainly in relation to the acquisition of Kilo Inc. as well as an increase of $140,942 in employee benefits in relation to bonuses to directors and officers of the Company during the fourth quarter of 2019. This was offset by a gain of $80,726 on derivative financial instruments during the fourth quarter of 2019 compared to the third quarter of 2019.

Liquidity and Capital Resources

The Company historically relies primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future. The volatility in the gold price has made it more difficult to secure equity financing for many exploration companies.

As at June 30, 2021, the Company had cash and cash equivalents of $384,682 and working capital deficit of $1,207,645 compared to cash and cash equivalents of $256,624 and a working capital deficit of $1,086,420 as at December 31, 2020.

During the three and six months ended June 30, 2021, the Company incurred exploration expenditures of $2,935,647 and $5,666,139 respectively, of which $749,966 and $1,971,670 was funded by Barrick for the respective three and six month periods ended June 30, 2021, under the then joint venture between Barrick and the Company (three and six month periods ended June 30, 2020 - $1,265,596 and $2,666,772 respectively). A breakdown of the exploration expenditures is presented below under "Exploration and Evaluation Expenditures".

See the discussion under "General" above with respect to the private placement financings completed by the Company during fiscal 2020 and during the first two quarters of 2021.

In March 2021, stock options to purchase 1,050,000 common shares of the Company were exercised for gross proceeds of $99,527 (Cdn$126,000). In June 2021, warrants to purchase 600,000 common shares of the Company were exercised for gross proceeds of $363,600 (Cdn$450,000)

As the Company's business is the exploration of mineral properties, the Company has to operate with limited financial resources and control costs to ensure that funds are available to fund its operations. As is typical for an exploration company, the Company will need to raise additional funds to continue its activities. The Company expects to raise such additional funds through offerings of its shares. However, if the Company raises additional funds by issuing additional shares, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company's common shares. Such securities may also be issued at a discount to the market price of the Company's common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, it may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Contractual Obligations

The Company's contractual obligations as at June 30, 2021 are described in the following table:

		Payments due in	Payments due
Contractual obligations	Total	less than 1 year	in 1 to 3 years
Lease	$243,794	$195,382	$48,411
Loan	$27,727	$-	$27,727

Total	$271,521	$195,382	$76,138

Exploration and Evaluation Expenditures

The following tables provide breakdowns of exploration and evaluation expenditures incurred during the six months ended June 30, 2021 and 2020, respectively:

	North Kivu Project	Ngayu Projects	Imbo Project	Total
Balance 12/31/2020	$10,714,798	$17,975,489	$2,932,905	$31,623,192

Field camps	-	-	376,465	376,465
Geochemestry	-	19,316	119,180	138,496
Geology	-	437,145	903,760	1,340,905
Drilling	-	452,158	1,183,391	1,635,549
Feasibility studies	-	-	13,572	13,572
Helicopter	-	-	68,850	68,850
Travel	2,800	109,474	43,715	155,989
Professional fees	46,491	1,200	160,450	208,141
Office and sundry	23,884	450,177	93,005	567,066
Interest and bank charges	1,521	71	20,426	22,018
Salaries	63,305	459,936	248,513	771,754
Amortization	424	-	7,951	8,375
Other	-	15,225	343,734	358,959
Expenditures for the period	138,425	1,944,702	3,583,012	5,666,139
Funding from Barrick	-	(1,971,670)	-	(1,971,670)
Balance 6/30/2021	$10,853,223	$17,948,521	$6,515,917	$35,317,661

	North Kivu Project	Ngayu Projects	Imbo Project	Total
Balance 12/31/2019	$10,590,729	$17,907,081	$254,283	$28,752,093

Mineral properties	-	-	140,000	140,000
Field camps	-	-	134,791	134,791
Geophysics	-	28,871	-	28,871
Geochemistry	-	51,066	9,102	60,168
Geology	-	302,845	2,400	305,245
Drilling	-	163,976	-	163,976
Feasibility studies	-	26,767	-	26,767
Travel	-	239,508	7,042	246,550
Professional fees	57,000	115,615	296,586	469,201
Office and sundry	4,025	419,093	40,440	463,558
Interest and bank charges	-	2,435	6,663	9,098
Salaries	-	439,364	60,361	499,725
Amortization	438	-	7,951	8,389
Other	-	47,322	63,111	110,433
Expenditures for the period	61,463	1,836,862	768,447	2,666,772
Funding from Barrick	-	(1,801,713)	-	(1,801,713)
Balance 06/30/2020	$10,652,192	$17,942,230	$1,022,730	$29,617,152

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at August 11, 2021 the Company had outstanding 133,224,174 common shares, 6,055,000 stock options to purchase common shares and 9,880,241 common share purchase warrants.

Related Party Transactions

a) Key Management Personnel

Key management includes directors (executive and non-executive), the Chief Executive Officer ("CEO"), the Chief Financial Officer, and senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and six months ended June 30, 2021 and June 30, 2020 was as follows:

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Salaries and bonus	$159,667	$137,304	$552,667	$251,387
Compensation expense-share-based payments	$-	$2,688	$41,774	$186,663
	$159,667	$139,992	$594,441	$438,050

b) Other Related Parties

As at June 30, 2021, an amount of $174,831 relating to management fees and advances provided to the Company was due to Arnold Kondrat ("Mr. Kondrat"), the CEO and a director of the Company (December 31, 2020 - $279,154). Total amount accrued to Mr. Kondrat for the three and six months ended June 30, 2021 were $62,500 and $375,000 (three and six months ended June 30, 2020 - $62,500 and $108,325 respectively).

As at June 30, 2021, an amount of $108,910 was due from Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2020 - $26,474).

As at June 30, 2021, an amount of $48,163 was due from KGL Resources Ltd. (a company with a common officer) related to common expenses (December 31, 2020 - $5,766 was due to KGL Resources Ltd.).

The amounts included in due to related party are unsecured, non-interest bearing and are payable on demand.

New Accounting Standards Not Yet Adopted

IAS 1 - Presentation of Financial Statements

On January 23, 2020, the IASB issued an amendment to IAS 1 Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or noncurrent depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied retrospectively, with early adoption permitted. The Company is assessing the financial impact of the amendment on its interim condensed consolidated financial statements.

IAS 16 - Property, Plant and Equipment

On May 14, 2020, the IASB issued an amendment to IAS 16 Property, Plant and Equipment to prohibit deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The proceeds from selling such items, and the cost of producing those items are to be recognized in profit and loss. The amendments are effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The amendment is to be applied retrospectively only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the earliest period presented in the financial statements in the year in which the amendments are first applied. The Company is assessing the financial impact of the amendment on its interim condensed consolidated financial statements.

IAS 37 - Provisions, Contingent Liabilities and Contingent Assets

On May 14, 2020, the IASB issued an amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendment specifies that the cost of fulfilling a contract comprises the costs that relate directly to the contract. Costs that relate directly to the contract can either be incremental costs of fulfilling the contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for contracts for which the Company has not yet fulfilled all its obligations on or after January 1, 2022 with early adoption permitted. The Company is assessing the financial impact of the amendment on its interim condensed consolidated financial statements.

IFRS 9 - Financial Instruments

On May 14, 2020, the IASB issued an amendment to IFRS 9 Financial Instruments clarifying which fees to include in the test in assessing whether to derecognize a financial liability. Only those fees paid or received between the borrower and the lender, including fees paid or received by either the entity or the lender on the other's behalf are included. The amendment is effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The Company is assessing the financial impact of the amendment on its interim condensed consolidated financial statements.

Critical Accounting Estimates

The preparation of the Company's consolidated financial statements in conformity with International Financial Reporting Standards ("IFRS") requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies and estimates that have the most significant effect on the amounts recognized in the consolidated financial statements included the following:

Estimates:

Impairment

Assets, including property, plant and equipment and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets.  Estimates are reviewed regularly by management.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. See Note 14 of the Second Quarter Financial Statements.

For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. The assumptions and models used for estimating fair value of warrant-based derivative financial instruments are disclosed in Note 13(c) of the Second Quarter Financial Statements.

Judgments:

Provisions and contingencies

The amount recognized as provision, including legal, contractual and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Exploration and evaluation expenditure

The application of the Company's accounting policy for exploration and evaluation expenditure requires significant judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. There are key circumstances that would indicate a test for impairment is required, which include: the expiry of the right to explore, substantive expenditure on further exploration is not planned, exploration for and evaluation of the mineral resources in the area have not led to discovery of commercially viable quantities, and/or sufficient data exists to show that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale. If information becomes available suggesting impairment, the amount capitalized is written off in the consolidated statement of loss and comprehensive loss during the period the new information becomes available.

Significant judgements have been made with regards to the potential for indicators of impairment. This includes judgements related to the ability to carry out the desired exploration activities as a result of various permits currently being under force majeure due to the poor security situation at the North Kivu property and the need to allocate resources amongst different projects based on the availability of capital and funding.

Functional and presentation currency

Judgment is required to determine the functional currency of the Company and its subsidiaries. These judgments are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances.

Financial Risk Management

Fair Value of Financial Assets and Liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable and prepaid expenses, balances due to/from related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair value hierarchy

The following provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

Foreign Currency Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company's operations and financial results.  A portion of the Company's transactions is denominated in Canadian dollars.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of loss and comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk. See Note 16(c) of the Second Quarter Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  It is therefore the Company's opinion that such credit risk is subject to normal industry risks and is considered minimal.  See Note 16(d) of the Second Quarter Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner.  If future cash flows are fairly uncertain, the liquidity risk increases. The Company's liquidity requirements are met through a variety of sources, including cash and cash equivalents, and equity capital markets.

Mineral Property Risk

The Company's operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company's activities or may result in impairment or loss of part or all of the Company's assets.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

In December 2019, a novel strain of coronavirus ("COVID-19") emerged in Wuhan, China. Since then, it has spread worldwide and infections have been reported around the world. Canada confirmed its first case of COVID-19 on January 25, 2020 and its first death related to COVID-19 on March 9, 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions. The continued spread of COVID-19 nationally and globally could have an adverse impact on the Company's business, operations and financial results, as well as result in a further deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation has developed and is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on the Company's business, operations or financial results; however, the impact could be material.

All of the Company's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, military repression, labor unrest, illegal mining, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be affected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

The only sources of future funds for further exploration programs which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's mineral resources are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its resource estimates are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company's consolidated financial statements by creating gains or losses. The Company recorded a foreign exchange gain of $26,378 and $35,251 during the respective three and six months ended June 30, 2021, compared to a foreign exchange loss of $33,519 and a foreign exchange gain of $631 during the respective three and six months ended June 30, 2020, due to the variation in the value of the United States dollar relative to the Canadian dollar No currency hedge policies are in place or are presently contemplated.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated March 31, 2021 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2020, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2020, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2020, the Company's Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework of 2013. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2020, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. There were no changes in the Company's internal control over financial reporting during the six months ended June 30, 2021, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted that a control system, including the Company's disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company's disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.